[HIGHLAND LETTERHEAD]

June 2, 2017

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	RAIT Financial Trust

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on May 5, 2017 by Highland Capital Management, L.P., et al.

File No. 001-14760

Ladies and Gentlemen:

Highland Capital Management, L.P. (“Highland”) responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the letter dated May 11, 2017.

Highland, along with other participants in the solicitation (collectively, the “Investor Group”), entered into a cooperation agreement, dated May 25, 2017, with RAIT Financial Trust (the “Company”), pursuant to which the Investor Group agreed not to pursue nominations to the Company’s board of trustees or otherwise solicit the Company’s shareholders in connection with the Company’s 2017 annual meeting of shareholders. Highland and the other participants in the solicitation are therefore abandoning the above-referenced Preliminary Proxy Statement filed on May 5, 2017.

If you have any questions, please feel free to contact me at 972.419.6205. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Surgent

Thomas Surgent

Chief Compliance Officer

Highland Capital Management, L.P.

cc: Charles T. Haag, Jones Day